UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, November 26 th, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Acquisition of Stocks issued by the Company for Resale or Cancellation

     The Board of Directors of this Bank, in a meeting held today, pursuant to Paragraph 6 of Article 6 of the Company’s Bylaws, and in compliance with the requirements set forth in Paragraphs 1 and 2 of Article 30 of Law 6,404/76 and with the CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) Instructions # 10, 268 and 390 as of February 14th, 1980, November 13th, 1997 and July 8th, 2003, respectively, resolved:

I) to authorize the Board of Executive Officers of this Company to acquire up to 15,000,000 registered book-entry stocks, with no par value, comprising 7,500,000 common stocks and 7,500,000 preferred stocks, to be maintained in treasury and for subsequent resale or cancellation, without decreasing the Capital Stock; it is incumbent on the Board of Executive Officers to determine the opportunity and the number of stocks to be effectively acquired, within the limits authorized and the duration of this resolution.

For the purposes of Article 8 of CVM Instruction # 10, as of February 14th, 1980, it is specified that:

a) the objective of the present authorization is the application of funds available for Investment, resulting from the “Profits Reserve - Statutory Reserve” account;

b) it shall be valid for the period of six (6) months, from November 29th, 2007 to May 29th, 2008;

c) pursuant to the provisions in Article 5 of CVM Instruction # 10, the Bank has 1,322,259,247 outstanding stocks, comprising of 346,955,518 common stocks and 975,303,729 preferred stocks;

d) the acquisition process of these stocks shall be undertaken at market price and be mediated by Bradesco S.A. Corretora de Títulos e Valores Mobiliários, with headquarters at Avenida Paulista, 1.450, 7th floor, Bela Vista, São Paulo, SP;

II) that in the event of cancellation of such purchased stocks, the Board of Directors shall be responsible for submitting such cancellation for the approval of the General Stockholders’ Meeting, without decreasing the Capital Stock;

III) to register that, in relation to the authorization granted to the Board of Executive Officers, during this Body’s meeting # 1,225, as of May 23rd, 2007, it was verified that until October 19th, 2007, 1,213,624 registered book-entry stocks, with no par value, were acquired, of which 47,900 are common stocks and 1,165,724 are preferred stocks, which, added to the existing 780,800 common stocks and 251,800 preferred stocks in treasury, total 2,246,224 registered book-entry stocks, of which 828,700 are common stocks and 1,417,524 are preferred stocks, which shall be maintained in treasury, whereas the decision regarding the resale or cancellation of these stocks shall be made on an appropriate occasion and disclosed to the market.

Cordially,
Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.